

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

August 16, 2007

Mamoru Saito
Chief Executive Officer
Amiworld, Inc.
60 E. 42nd Street, Suite 1225
New York, NY 10165

> **Re: Amiworld, Inc.**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed July 30, 2007**
> **File No. 333-143566**

Dear Mr. Saito:

We have reviewed your filing and have the following comments.

<u>General</u>

1. Please file on EDGAR a marked copy of each amendment that shows the changes you have made to your registration statement, as well as an unmarked copy. See Rule 472(a) of Regulation C and Rule 310 of Regulation S-T.

2. Please update your filing as required by Item 310(g) of Regulation S-B. You must provide interim financial statements as of and for the six months ended June 30, 2007, in any amendment filed after August 13, 2007.

3. We repeat comment 1 in our letter dated July 30, 2007 to ensure that you have updated all disclosures to be consistent with your current periods being reported. For example, we note the following:

   - Your weighted common shares outstanding is 4,865,077 for the three months ended March 31, 2007 on page 6 compared to 5,394,672 disclosed in your consolidated statements of income on page F-3.
   - Net loss for the year ended December 31, 2006 is (341,436) on page 6 compared to ($336,849) in your consolidated statements of income on page F-3.

Development Stage Enterprise

4. In response to comment 2 in our letter dated July 30, 2007, we note that you have revised your financial statements to include inception to date columns from the period beginning January 1, 2006. However, we note your disclosure on page 6, that your inception date is October 30, 1998 and your audited financial statements include the year ended December 31, 2005. We further note your disclosure on page 64 that your independent registered public accountant has audited the period from October 30, 1998 (inception of your predecessor) through December 31, 2006. Please revise your inception to date columns accordingly.

Summary Financial Data, page 6

5. We repeat comment 7 in our letter dated July 30, 2007 to include your comprehensive income for each period presented in your summary financial data. In addition, include your minority interest net loss as recorded in your consolidated statements of income.

Certain Relationships and Related Transactions, page 46

6. We note your response to comment 19 in our letter dated July 30, 2007. However, note the definition of "promoter" in Rule 405 of Regulation C. Please state the names of the promoters and the nature and amount of anything of value received or to be received by each promoter. If it is your view that such a description is presented in the prospectus, please provide us with confirmation of your view in this regard.

Consolidated Statements of Cash Flows, page F-4

7. We note that you have revised your consolidated statements of cash flows in response to comment 25 in our letter dated July 30, 2007. For example, for the year ended December 31, 2006, your revised statements of cash flows shows net cash provided by operating activities of $313,769 compared to your previously reported net cash used by operating activities of ($184,883). In addition, we draw your attention to paragraph 2(h) of SFAS 154 that defines an error in previously issued financial statements. Therefore, we repeat comment 26 in our letter dated July 30, 2007 that your restated financial statements should ensure full compliance with the disclosures required by SFAS 154, paragraphs 25 and 26. In this regard, your financial statements should include a footnote in describing each of the items that have been corrected, as well as a label over each of the columns that have been restated. Further, the audit opinion should include an explanatory paragraph referencing the restatement.

(2) Significant accounting policies, Revenue Recognition, page F-6

8. We note that you continue to include interest income under your revenue recognition policy. We repeat comment 27 in our letter dated July 30, 2007 that interest income will be presented as other income (expense) and not as revenue. Therefore, please revise your revenue recognition policy accordingly.

Back Cover

9. We note your response to comment 29 in our letter dated July 30, 2007. However, since you disclose in the Plan of Distribution that selling stockholders may sell shares through broker dealers, please add the dealer prospectus delivery obligation legend set forth in Item 502(b) of Regulation S-B. See Rule 174 of the Securities Act.

As appropriate, please amend your registration statement in response to these comments. You may contact Ryan Rohn at (202) 551-3739 or Al Pavot at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or me at (202) 551-3767 with any other questions.

Sincerely,

Jennifer Hardy
Branch Chief

cc: Andrew I. Telsey, Esq.
        12835 E. Arapahoe Road
        Tower I Penthouse #803
        Englewood, Colorado 80112